BARE METAL STANDARD, INC.

3604 South Banner Street

Boise, ID 83709

October 25, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela A. Long, Assistant Director

Re:	Bare Metal Standard, Inc.
Post-Effective Amendment to Registration Statement on Form S-1 Filed September 27, 2018
File No. 333-210321

Dear Ms. Long:

This letter sets forth the responses of Bare Metal Standard, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letters of October 12, 2018 and April 10, 2017. Each numbered paragraph below responds to the comment having the same number in the March 23, 2015 comment letter.

Comment Letter dated April 10, 2017

Notification of Status of Registration Statement, page 2

1.	You state that your company closed the offering on March 27, 2017. To the extent applicable, please amend to specify that you are deregistering unsold securities covered by this registration statement, including the amount of securities you are deregistering.

1.	A statement has been added to Post-Effective Amendment No. 4 that the 6,000,000 unsold Units are deregistered.

Signatures, page 2

2.	Please ensure that a majority of your board of directors signs in their capacity as directors the next amendment to your registration statement on Form S-1. See Section 6(a) of the Securities Act of 1933 and General Instruction VI.C of Form S-1

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2.	The signature page of Post-Effective Amendment No. 4 clearly denotes that each of the three directors is signing in his capacity as a director.

Comment Letter dated October 12, 2018

Post-Effective amendment filed September 27, 2018

1.	We note that you filed post-effective amendment no. 1, dated March 29, 2017, to this registration statement for the apparent purpose of deregistering al unsold securities covered under this offering following the close of the offering on March 27, 2017. In addition, we note that there are outstanding comments on post-effective amendment no. 1 contained in our comment letter dated April 10, 2017. Please respond to those comments and, in doing so, please note that, if the offering is terminated, as disclosure in your first POSAM suggests, then a filing to deregister the unsold securities would be expected. If your intention is to revive a public offering that you indicated was closed in 2017, please file a new registration

1.	Items 1 and 2 above respond to the comments in the April 10, 2017 comment letter. Post-Effective Amendment No. 4 deregisters the unsold 6,000,000 units.

Sincerely,

/s/ James Bedal

James Bedal
CEO and Principal Executive Officer
Bare Metal Standard, Inc.

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